Pricing Supplement dated October 21, 1999                  Rule 424(b)(3)
(To Prospectus dated September 3, 1998 and                 File No. 333-60913
Prospectus Supplement dated September 3, 1998)



                     TOYOTA MOTOR CREDIT CORPORATION

               Medium-Term Note - Fixed Rate/Floating Rate

_________________________________________________________________________



Principal Amount:  $20,000                  Trade Date: 10/21/99
Issue Price: 100%                           Original Issue Date: 10/28/99
Interest Rate: 6.458%                       Net Proceeds to Issuer: $20,000
Interest Payment Dates:  each April 29      Principal's Discount
   and October 29, commencing                  or Commission: 0.0%
   April 29,2000
Stated Maturity Date: October 29, 2001



________________________________________________________________________





Day Count Convention:
     [x] 30/360 for the period from October 28, 1999 to October 29, 2001 (See "Other Terms" below.)
     [ ]  Actual/365 for the period from                to
     [ ]  Other (see attached)


            Redemption:
     [X]  The Note cannot be redeemed prior to the Stated Maturity Date.
     [ ]  The Note may be redeemed prior to Stated Maturity Date.
          Initial Redemption Date:  Not applicable
          Initial Redemption Percentage:  Not applicable
          Annual Redemption Percentage Reduction:  Not applicable

Repayment:
     [ ]  The Note cannot be repaid prior to the Stated Maturity Date.
     [X] The Note can be repaid prior to the Stated Maturity Date at the option of the Holder of the Note.
          Optional Repayment Date(s): See "Additional Terms of the Note - Repayment Option"
          Repayment Price: See "Additional Terms of the Note -
          Repayment Option"

Currency:
     Specified Currency:  U.S. dollars
          (If other than U.S. dollars, see attached)
     Minimum Denominations:
          (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
     Total Amount of OID:
     Yield to Maturity:
     Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated

Other Terms:  The Holder of the Note has an option to convert the Note into a Floating Rate Note. Upon conversion, certain of the terms of the Note summarized above will be changed. See "Additional Terms of the Note - Conversion to Floating Rate Note."

                          ___________________________

                              Merrill Lynch & Co.

                            FURTHER AUTHORIZATIONS

          On September 13, 1999, in supplement to the $2,031,395,000 aggregate principal amount(or the equivalent thereof in one or more foreign or composite currencies) of its Medium-Term Notes which TMCC was authorized to offer as of September 3, 1998, TMCC authorized the offer and issuance from time to time of an additional $800,000,000 aggregate principal amount of its Medium-Term Notes. Accordingly, notwithstanding anything to the contrary in the Prospectus Supplement dated September 3, 1998 (the "Prospectus Supplement"), the aggregate principal balance of Medium-Term Notes issued prior to the Prospectus Supplement plus those which may be offered from time to time from and after the date of the Prospectus Supplement may equal up to $9,800,000,000 (except that with respect to Medium-Term Notes sold at a discount to face, the initial offering price will be used, and with respect to Medium-Term Notes issued at a premium to face, the face amount shall be used).


                         ADDITIONAL TERMS OF THE NOTE

Repayment Option

          The Note will be repayable by TMCC at the option of the Holder thereof in whole but not in part at a repayment price equal to the Market Price (as defined below), together with unpaid interest accrued thereon to but excluding the date of repayment.

          The Holder, the Beneficial Owner of the Note or the Participant through which the Beneficial Owner owns its interest shall have the right on any Business Day (as defined below) to request orally or in writing that TMCC provide a quote for the Market Price of the Note for that day. TMCC shall provide a written quote to the person or entity requesting the quote within one Business Day of TMCC's receipt of the request. The Holder shall have three Business Days after delivery of the quote to exercise its right to require TMCC to repay the Note at the Market Price contained in the quote by delivering written notice of such exercise to the Trustee. The Trustee shall provide written notice of such exercise to TMCC within one Business Day after receiving same from the Holder. The repayment shall occur on a Business Day specified by TMCC which shall be not more than three Business Days after delivery of the notice to TMCC. The Holder shall have no obligation to exercise the repayment option after receipt of the quote. However, exercise of the repayment option will be irrevocable.

          The Note will be a Book-Entry Note represented by one
Global Security. So long as the Depositary or its nominee is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the Book-Entry Note represented by the Global Security and only the Depositary may exercise the repayment option in respect of the Global Security representing the Book-Entry Note. However, the Beneficial Owner and the Participant through which it owns its interest shall have the right to request a Market Price quote. To exercise the repayment option, the Depositary must notify the Trustee in writing as outlined above. Accordingly, the Beneficial Owner of the Global Security that desires to have the Book-Entry Note represented by such Global Security repaid must instruct the Participant through which it owns its interest to direct the Depositary to exercise the repayment option on its behalf. To ensure that the Depositary receives notice from a Participant in time to deliver notice to the Trustee on a particular day, the Beneficial Owner must so instruct the Participant through which it owns its interest before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, the Beneficial Owner should consult the Participant through which it owns its interest for the deadline for such Participant. All instructions given to a Participant from the Beneficial Owner of the Global Security relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, the Beneficial Owner shall cause the Participant through which it owns its interest to transfer the Beneficial Owner's interest in the Global Security representing the related Book-Entry Note on the Depositary's records to the Trustee. The requirement for physical delivery of a Book-Entry Note in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security representing such Book-Entry Note are transferred by the Direct Participant on the Depositary's records.

          The Beneficial Owner of the Global Security shall not be entitled to receive physical delivery of a Certificated Note, except in the limited circumstances described under "Description of Note -- Book-Entry Note" in the Prospectus Supplement. In such circumstances, the Holder of a Certificated Note shall exercise the repayment option by delivering the Note, together with the form thereon entitled "Option to Elect Repayment" duly completed, to the Trustee at its office maintained for such purpose in the Borough of Manhattan, The City of New York, currently the corporate trust office of the Trustee located at 4 Albany Street, New York, New York 10006 within the time specified above. Exercise of such repayment option by the Holder of a Note will be irrevocable.

          All notices from or to the Holder, the Trustee or TMCC in connection with the repayment of the Note may be delivered in electronic form or by facsimile. Oral or written requests for Market Price quotes should be directed to the TMCC Treasury Department.

          For purposes of this Note, the following terms shall have the following meanings:

          "Market Price" shall mean the market price for the Note as determined by TMCC in its sole discretion, reasonably exercised.

          "Business Day" shall mean any day other than a Saturday or Sunday or any other day on which banks in the City of New York or in the City of Los Angeles are generally authorized or obligated by law or executive order to close.

          "Beneficial Owner", "Participant" and "Direct Participant" shall have the meanings set forth in the Prospectus Supplement under "Descriptions of Note -- Book-Entry Note".

Conversion to Floating Rate Note

          The Holder shall have the right to convert the interest rate on the Note from a Fixed Rate of 6.458% to a floating rate of LIBOR (Telerate Page
3750) plus 0.15%. The principal amount of the Note shall remain the same. The Index Currency shall be U.S. dollars and the Index Maturity shall be three months. If the Note is converted, the initial floating rate Interest Rate shall be determined on the second London Business Day (as defined below) preceding the Conversion Date (as defined below). After conversion, the Interest Payment Dates shall be changed from semiannual to quarterly payments and shall occur on each April 29, July 29, October 29 and January 29 of each year commencing on the first such date following the Conversion Date. The Interest Reset Dates shall be the same as the Interest Payment Dates. The Day Count Convention shall be changed to Actual/360 for the period from and including the Conversion Date to Maturity. Merrill Lynch Capital Services, Inc. will be the Calculation Agent for the Note. The exercise of the option to convert the Note into a Floating Rate Note will be irrevocable. The Holder shall have no further option to convert the Note into a Fixed Rate Note. For purposes of this Note, "London Business Day" shall mean a day other than a Saturday or Sunday or any other day on which banks in the City of New York are generally authorized or obligated by law or executive order to close and a day on which dealings in U.S. dollars are transacted in the London interbank market.

          The Holder shall exercise the option to convert the Note into a Floating Rate Note by delivering written notice of exercise to the Trustee. The Trustee shall provide a copy of the notice to TMCC. If the Trustee receives notice on or between the first and 12th day of a calendar month, the "Conversion Date" shall be the 29th day of the calendar month in which the notice is received. If the Trustee receives notice on or after the 13th day of a calendar month, the "Conversion Date" shall be the 29th day of the calendar month immediately following the month in which the notice is received. Interest shall accrue on the Note at the Fixed Rate to but excluding the Conversion Date. Interest shall begin to accrue at the Floating Rate on the Conversion Date to but excluding Maturity.

          Only the Depositary may exercise the option to convert the Note into a Floating Rate Note as long as the Note is held as a Global Security representing the Book-Entry Note. To exercise the conversion option, the Depositary must notify the Trustee in writing as outlined above. Accordingly, the Beneficial Owner of the Global Security that desires to have the Book-Entry Note represented by such Global Security converted into a Floating Rate Note must instruct the Participant through which it owns its interest to direct the Depositary to exercise the conversion option on its behalf. To ensure that the Depositary receives notice from a Participant in time to deliver notice to the Trustee on a particular day, the Beneficial Owner must so instruct the Participant through which it owns its interest before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, the Beneficial Owner should consult the Participant through which it owns its interest for the deadline for such Participant. All instructions given to a Participant from the Beneficial Owner of the Global Security relating to the option to elect conversion shall be irrevocable.

          The Beneficial Owner of the Global Security shall not be entitled to receive physical delivery of a Certificated Note, except in the limited circumstances described under "Description of Note -- Book-Entry Note" in the Prospectus Supplement. In such circumstances, the Holder of a Certificated Note shall exercise the conversion option by delivering written notice to the Trustee at its office maintained for such purpose in the Borough of Manhattan, The City of New York, currently the corporate trust office of the Trustee located at 4 Albany Street, New York, New York 10006 within the times specified above. Exercise of such conversion option by the Holder of a Note will be irrevocable.

          All notices from or to the Holder, the Trustee or TMCC in connection with the conversion of the Note may be delivered in electronic form or by facsimile.

Minimum Denomination

          The Note shall have a minimum denomination of $20,000.

Plan of Distribution

          Under the terms of and subject to the conditions of a terms agreement under the First Amended and Restated Distribution Agreement dated September 3, 1998 between TMCC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Goldman, Sachs & Co., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc.(the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Note at 100% of the principal amount thereof. Merrill proposes to offer the Note at an public offering price of 100% of the principal amount thereof.

          Under the terms and conditions of the Agreement, Merrill is committed to take and pay for the entire Note offered hereby.

Certain U.S. Tax Considerations

          The following is a summary of the principal U.S. federal income tax consequences of ownership of the Note. The summary concerns a U.S. Holder (as defined in the Prospectus Supplement) who holds the Note as a capital asset and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Note as a hedge against currency risks or who hedge any currency risks of holding the Note, tax-exempt investors, or a U.S. Holder whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Note in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Note should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

          Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holder

          Since the Holder has the right to require TMCC to repay the Note at the Market Price, there is a possibility that the Note will not be outstanding until the Stated Maturity Date. The general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides a Holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument that if exercised require payments to be made on the debt instrument under an alternative schedule, the Holder will be deemed to exercise such option or combination of options in a manner that maximizes the yield on the debt instrument. Applying the foregoing rules, the Note is treated as if the Holder will not exercise the repayment option and the Note remains outstanding until the Stated Maturity Date. The Holder also has the right to convert the interest rate on the Note from a Fixed Rate of 6.458% to a floating rate of LIBOR plus 0.15%. Under the regulations' presumptions, the Note is treated as if the Holder will also not exercise the right to convert. If contrary to the presumptions in the regulations, the Holder does exercise the right to convert, then solely for the purposes of accruing OID, the Note will be treated as having been reissued at its face amount as of such date bearing the floating rate of LIBOR plus 0.15%. Thus, amounts payable with respect to the Note at the Fixed Rate, and if the right to convert is exercised, at the floating rate will be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or received in accordance with such U.S. Holder's regular method of tax accounting. An exercise by the Holder of the right to convert to a floating rate will not be treated as a sale or exchange of the Note, but an exercise by the Holder of the right to repayment will trigger gain or loss measured by the difference between the Holder's tax basis and the Market Price received on repayment.